UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2026 Nine Month Trading Update (Unaudited)
22nd October 2026	Accelerated growth in Q3 and on track to deliver 2026 guidance. Strategic acquisitions and optimising Pearson’s structure further strengthen our growth platform.

Highlights
●	Underlying Group revenue increased 5% for the nine-month period, with growth accelerating to 6% in Q3, in line with expectations.
●
On track to deliver 2026 guidance of mid-single digit underlying revenue growth with a narrowed adjusted operating profit range of £650m-£675m (previously £640m-£685m), at FX rates as at the end of 2025 (£:$ 1.35). We continue to expect free cash flow conversion1 of 90% - 100%.

●	Announced two strategic acquisitions to drive long term shareholder value and strengthen our strategic position:
o
ITS (link here): bringing a trusted assessment technology partner in-house to strengthen our core assessment and verification capabilities, while expanding growth opportunities in professional assessment and related markets worldwide.

	o	Workera (link here): a pioneer in enterprise assessment and skills verification, to strengthen our enterprise offering through an AI driven skills intelligence platform and AI native talent.
●
Re-segmenting Pearson into four customer-focused business units, supported by strengthened core capabilities and a new operating model, designed to sharpen accountability, improve agility and performance, and drive growth. Assessment and verification infrastructure remains at the core of Pearson.

Omar Abbosh, Pearson’s Chief Executive, said:
“Pearson delivered accelerated revenue growth in the quarter, meaning we are on track to deliver our 2026 guidance. We are strengthening our portfolio through two high-quality acquisitions that will enhance our core assessment and verification capabilities and accelerate our strategy to support enterprises in developing, assessing and verifying the skills needed in an AI driven economy. Together with optimising Pearson's structure to create clearer customer ownership and to elevate our commercial and product capabilities, this gives us further confidence in our ability to drive ever stronger performance and to deliver sustainable long term growth.”

Underlying Group revenue increased 5% for the nine-month period, accelerating to 6% in Q3
●	Assessment & Qualifications revenue increased 4% for the nine-month period, with growth accelerating to 10% in Q3, driven by new contracts and strong demand for the verification of AI skills.
●	Virtual Learning revenue increased 17% for the nine-month period, with growth of 13% in Q3, driven by 2026/27 academic year enrolments up 8% for the Fall semester.
●
Higher Education revenue increased 2% in both the nine-month period and Q3. In US Higher Education, Q3 revenue growth was driven by a solid performance in core US Courseware, partially offset by declines in K12, reflecting delayed adoptions and funding pressures.

●
English Language Learning revenue declined 4% for the nine-month period with Q3 revenue down 5% impacted by a strong comparator in Pearson Test of English (PTE) given test enhancements implemented last year, alongside continued challenging underlying market conditions.

●
Enterprise Learning & Skills revenue increased 7% in the nine-month period and 6% in Q3, driven by a solid performance in Vocational Qualifications and growth in Enterprise Solutions, supported by the continued monetisation of our strategic partnerships.

Outlook
●
For 2026, we continue to expect mid-single digit underlying revenue growth, with a narrowed adjusted operating profit range of £650m-£675m at FX rates as at the end of 2025 (£:$ 1.35), including the impact of the 2025 product development impairment2, and free cash flow conversion of 90%-100%.

●
Over the medium term, Pearson is well positioned to deliver a mid-single digit underlying revenue growth CAGR, sustained margin improvement that will equate to an average increase of 40 basis points per annum and strong free cash conversion, in the region of 90% to 100%, on average, across the period.

Re-segmenting the business and implementing a new unified operating model to drive growth
●	We are simplifying Pearson through the creation of four larger, more balanced, customer-focused business units.
●	Assessment and verification infrastructure remains at the core of Pearson and runs through the business.
●
New operating model designed to strengthen performance by aligning the business more closely with customer needs, sharpening strategic focus and accountability, and investing in growth-orientated core capabilities to drive performance and agility.

●	The re-segmentation will also give investors a clearer view of Pearson’s business, customers and growth drivers.
●	The following table outlines our four new business units, effective from 1 January 2027:

Business Unit	FY25 Revenue	Offerings
US K12	c.£1.2bn	K12 Assessments Virtual Schools College & Career Ready Special Education
US Higher Education	c.£0.6bn	US Higher Education
UK & International Education	c.£0.8bn	Qualifications Learning & Assessment Services
Enterprise	c.£1.0bn	Professional Assessments Talent & Clinical Assessments Workforce Skilling

●
We expect these changes to result in one-off reorganisation costs of c.£50m in total across FY26 and FY27, which will be excluded from adjusted operating profit. We expect these costs to be weighted to FY26 given implementation plans, with around half of the total representing non-cash costs. The associated savings will be reinvested back into the business to strengthen our growth-orientated core capabilities.

●	We will provide historical proforma financial performance ahead of our 2026 Preliminary Results to support investors in the transition to the new structure.

Investing for growth through disciplined capital deployment
●	We completed the acquisition of ITS, a trusted assessment technology provider:
	o	Strengthening our core assessment and verification capabilities through bringing in-house a long-standing partner;
	o	Expanding our assessment offering across remote testing, proctoring, performance-based assessment and continuous certification; and
	o	Supporting future adjacent growth opportunities in mid-stakes assessment and international markets.
●	We agreed to acquire Workera, a pioneer in AI-native enterprise assessment and skills verification:
	o	Strengthening our enterprise offering with assessment and workforce intelligence capabilities;
	o	Expanding blue chip customer base, opening growth opportunities across Enterprise; and
	o	Adding a highly talented AI-native team, supporting future growth, innovation, and scale.
	o	We expect to complete the acquisition before the year end.

Financial summary
Underlying growth for the third quarter and nine months ended 30 September 2026 compared with the equivalent period in 2025.

Revenue	Q3	Nine months
Assessment & Qualifications	10%	4%
Virtual Learning	13%	17%
Higher Education	2%	2%
English Language Learning	(5)%	(4)%
Enterprise Learning & Skills	6%	7%
Total	6%	5%
Throughout this announcement, growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements and portfolio changes.

Assessment & Qualifications
Assessment & Qualifications revenue increased 4% for the nine-month period, with growth accelerating to 10% in Q3.

Pearson Professional Assessments revenue growth accelerated in Q3, driven by new contract launches, including a global certification programme with Anthropic, highlighting growing demand for the trusted verification of AI skills. Revenue increased 7% for the nine-month period, reflecting contributions from both recently launched contracts and those launched in the prior year, partially offset by headwinds in PDRI, which were fully annualised in the first half of the year.

In Q3, US Student Assessment secured a new long term statewide assessment award in Pennsylvania, effective from the 2027-2028 academic year assessment cycle. For the nine-month period, revenue declined 4%, driven by the previously disclosed loss of the New Jersey contract, partially offset by the biennial NAEP testing cycle and delivery phasing benefits that are expected to reverse in Q4.

Clinical Assessment revenue grew 8% for the nine-month period, due to the continued traction of our products, including in international markets, as well as pricing and digital product growth. We continue to lead in the application of innovative technologies with the launch of an AI-powered co-writing assistant for clinical and psychoeducational reports, enhancing practitioner productivity and supporting high-quality evaluation outcomes.

UK & International Qualifications revenue increased 7% for the nine-month period driven by new contracts, volume and pricing.

For Assessment & Qualifications, we continue to expect low to mid-single digit revenue growth for the full year driven by new contracts, products and pricing.

Virtual Learning
Virtual Learning revenue increased 17% for the nine-month period, with Q3 up 13%, driven by strong enrolment growth, funding upside and favourable mix. Enrolment growth for the 2026/27 academic year was 8% in the Fall semester, reflecting continued demand for virtual schooling and strong execution, underpinning our confidence for the academic year.

We successfully opened five new schools for the 2026/27 academic year, bringing our total network to 46 schools across 32 states. This included our first school in North Carolina, a new state for Pearson, where early demand has been encouraging.

Full year expectations for Virtual Learning remain unchanged, with stronger growth than 2025 driven by a full year of enrolment growth.

Higher Education
In Higher Education, revenue increased 2% for the nine-month period benefiting from growth of 20% in Inclusive Access. Revenue also increased 2% in Q3, with growth in US Higher Education revenue driven by a solid performance in core US Courseware, partially offset by declines in K12, reflecting delayed adoptions and funding pressures. International Higher Education grew in Q3 driven by the monetisation of our enterprise strategic partnerships alongside stable performance across mature and emerging markets as our turnaround plan progresses.

We continue to advance our strategy to help learners become workforce ready in the age of AI, recently announcing new products designed to connect career exploration, skills development and industry-recognised credentials, helping learners progress from education into employment. The first offerings, Career Studio for School and Career Studio for Work, will bring together our content, assessments, certifications and AI-enabled support to address growing workforce readiness and skills needs.

We continue to expect Higher Education to grow in 2026. Growth in our core US courseware business will be supported by continued product and platform innovation, pricing and Inclusive Access, partially offset by challenging conditions in the K12 market.

English Language Learning
English Language Learning revenue declined 4% for the nine-month period, as growth in Institutional was more than offset by challenging market conditions in PTE, driven by tight migration policies and geopolitical disruption. Our operational performance remains resilient, and we are confident in the long-term attractiveness of the business, although near-term market pressures are expected to persist.

In Q3, revenue declined 5%, driven by lower PTE revenue partially offset by strong growth in Institutional, including Enterprise. PTE was further impacted by a strong prior year comparator following the test enhancements implemented last year.

We continue to expand the footprint of our global Institutional business, launching new courseware to support Ministry of Education reforms in Italy, Poland and Spain, and announcing a partnership with Squirrel Ai that combines Pearson’s English content with its adaptive learning technology. We also launched Official PTE Academic AI Practice, giving test takers AI driven preparation tools and personalised feedback.

We continue to expect Institutional to grow for the full year, driven by market share gains and pricing while PTE is expected to decline given the challenging market backdrop.

Enterprise Learning & Skills
Enterprise Learning & Skills revenue increased 7% for the nine-month period and 6% in Q3.

Vocational Qualifications delivered another solid performance in Q3, driven by recently awarded contracts, including the extension of our vocational education programme with the Jordanian Ministry of Education and an agreement with the Uzbekistan Ministry of Higher Education, Science and Innovation to roll out BTEC qualifications nationwide.

Enterprise Solutions continued to grow, supported by the ongoing monetisation of strategic partnerships. Demand from technology services and software partners for outcome-based skilling programmes remained strong, particularly for priority engineering roles. We are helping employees progress from foundational capability to proficiency in high value skills through integrated assessment, learning and certification.

We continue to expect growth in 2026 to be driven by a solid performance in Vocational Qualifications and strategic account growth in Enterprise Solutions.

2026 guidance summary
Underlying Revenue growth	Group	Mid-single digit growth.
	Assessment & Qualifications	Low to mid-single digit growth, driven by new contracts, products and pricing.
	Virtual Learning	Stronger growth than 2025 driven by a full year of enrolment growth.
	Higher Education	Growth to be supported by continued product and platform innovation, pricing and Inclusive Access in our core US Courseware business.
	English Language Learning	Institutional is expected to grow, driven by market share gains and pricing. PTE is expected to decline given the challenging market backdrop.
	Enterprise Learning & Skills	Growth to be driven by a solid performance in Vocational Qualifications and strategic account growth in Enterprise Solutions.
Group Profit	Adjusted Operating Profit	£650m-£675m at FX rates as at the end of 2025 (£:$ 1.35), which includes lower amortisation in 2026 following the 2025 product development impairment.
	Interest	Adjusted net finance costs of c.£80m.
	Tax rate	We expect the effective tax rate on adjusted profit before tax to be c.25%.
Cash flow		We expect a free cash flow conversion of 90-100%.
FX		Every 1c movement in £:$ rate equates to approximately £5m adjusted operating profit impact.
1 Free cash flow conversion calculated as free cash flow divided by adjusted earnings.
2 The 2025 product development impairment relates to an £87m non-cash, one-off impairment of legacy product development assets arising from strategic platform convergence. This convergence is expected to deliver ongoing operational improvements and result in an average adjusted operating profit improvement of c.£15m per annum over the next six years in Higher Education.

Financial Calendar
●	We will be hosting an online Virtual Schools Investor Seminar on 11 December 2026.
●	Our next results announcement will be Pearson’s 2026 Preliminary Results, which will be released on 25 February 2027.

Executive change
●
Tom ap Simon, President Higher Education and Virtual Learning, has decided to leave Pearson. We thank Tom for his long contribution to Pearson, in particular returning the Higher Education business unit to growth under his leadership.

●
Kate Eberle Walker, will lead our newly formed US Higher Education business unit. Kate brings extensive education leadership expertise with more than 25 years of experience scaling technology enabled businesses. Kate most recently served as CEO of Presence, the leading provider of K–12 special education technology and teletherapy services, and previous to that, as CEO of The Princeton Review, a prominent test preparation and tutoring company. She has also held leadership roles at Kaplan and Tutor.com, along with board seats at prominent education companies.

●	Tom will stay on until early 2027 to help ensure a smooth transition.

Contacts
Investor Relations	Alex Shore Steph Crinnegan Brennan Matthews ir@pearson.com	+44 (0) 7720 947 853 +44 (0) 7780 555 351 +1 (332) 238-8785 https://plc.pearson.com/en-GB/investors
Media Edelman Smithfield Pearson	Latika Shah Laura Ewart	+44 (0) 7950 671 948 +44 (0) 7798 846 805
Virtual Event	Pearson’s 2026 nine-month trading update is taking place today at 09:30 (BST). Register to receive login details: https://pearson.connectid.cloud/register

About Pearson
At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That’s why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world’s lifelong learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn’t just what we do. It’s who we are. Visit us at pearsonplc.com.

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 22 October 2026
By: /s/ CHRISTIE WOLSTENCROFT

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Christie Wolstencroft
Senior Assistant Company Secretary